UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Medallion Financial Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Kenneth Orr

KORR Acquisitions Group, Inc.

Suite 305, 1400 Old Country Road

Westbury, NY 11590

(855) 567-7858

Andrew M. Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,223,936
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,223,936
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based on 25,078,944 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,223,936
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,223,936
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,223,936
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,223,936
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

David Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		82,782 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

82,782 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,782 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 13,000 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Jonathan Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		90,602
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

90,602
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by KORR Value, L.P. (“KORR Value”), KORR Acquisitions Group, Inc. (“KORR Acquisitions”), Kenneth Orr, David Orr and Jonathan Orr (collectively, the “Reporting Persons”) on March 31, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 30, 2021 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”) . This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,223,936 shares of Common Stock directly held by KORR Value reported herein was approximately $5,435,500. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 69,782 shares of Common Stock and options to purchase 13,000 shares of Common Stock directly held by David Orr was approximately $554,760. Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 90,602 shares of Common Stock directly held by Jonathan Orr was approximately $266,433. Such shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock and options to purchase shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 30, 2021 KORR Value delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of two highly qualified candidates, Andrew S. Fox and Philip P. Scala (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

On January 3, 2022, the Reporting Persons issued a press release and public letter announcing that they had nominated the Nominees for election to the Board at the Annual Meeting. In the press release and letter, the Reporting Persons expressed their deep concerns with a lawsuit recently filed by the SEC making alarming allegations of fraudulent schemes perpetrated by the Issuer and its President Andrew Murstein to boost the Issuer’s stock price and urged, among other things, for Andrew Murstein and Alvin Murstein to resign from the Board, for the Board to immediately appoint the Nominees to fill the resulting vacancies and for the Board to form a Special Committee of the Board to investigate and respond to the SEC allegations with the assistance of independent legal counsel. The Reporting Persons also set forth various recommendations to enhance stockholder value, including the divestment of underperforming assets and reduction of unnecessary costs. The foregoing description of the press release and letter is qualified in its entirety by the full text of the press release and letter, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 583928106

The Nominees are:

Andrew S. Fox, age 49, currently serves as the Chairman and the Chief Executive Officer of Charge Enterprises, Inc. (OTC: CRGE), a provider of solutions in communications and electric vehicle charging infrastructure installation. Mr. Fox has served as a Director and the Chief Executive Officer of Charge Enterprises, Inc. since October 2020 and as Chairman of the Board since September 2021. In addition, Mr. Fox has served as the Founder and Chief Executive Officer of GetCharged, Inc., a provider of electric charging, storage and service stations for e-scooters and e-bikes, since its formation in January, 2019. Mr. Fox also serves as a Managing Partner of Alliance Building Services, a premier provider of commercial services in the greater New York City area, a role he began in 2003. Mr. Fox is a serial entrepreneur with over two decades of experience. He is the founder of 3-G Communications, a cellular tower leasing and financing firm, Way Communications, Clubplanet, Wantickets, NewYears.com, Track Net, NewCarpet.com and is a co-founder of YJP.org. Mr. Fox is also on the Board of Directors for the Conrad Foundation, which challenges high school students to solve 21st-century problems using science and technology and was the President of the Chairscholars Foundation from 1999-2011. Mr. Fox received his B.B.A. in accounting from Adelphi University.

Philip P. Scala, age 71, currently serves as the Chief Executive Officer of Pathfinder Consultants International, Inc., a privately-held firm that provides services to its clients on a variety of matters, including, monitorships, executive employment screening, covert internal investigations, vendor qualification, asset recovery, crisis management, executive protection, site surveys, surveillances, negotiation training, firearms training and tactical, which he founded in May 2008. Mr. Scala has served on the Board of Directors of Charge Enterprises, Inc. (OTC: CRGE), a provider of solutions in communications and electric vehicle charging infrastructure installation, since May 2020, and where he also previously served as interim Chief Executive Officer from May 2020 to October 2020 and Secretary from May 2020 to December 2021. Mr. Scala has served as the Chairman of Optimus Healthcare Services, Inc. (OTC: OHCS), a public health service provider, since September 2021. Prior to forming Pathfinder Consultants International, Mr. Scala served the United States both as a Commissioned Officer in the US Army for five years (from 1974 through 1979) followed by his 29 years of service with the Federal Bureau of Investigations (FBI). He graduated from the Airborne, Ranger, and Pathfinder Schools (Honor Graduate) at the Fort Benning Infantry School, and served with the First of the Sixth Infantry, First Armored Division, in the Federal Republic of Germany (1974-1977). During his service, he was promoted to the rank of Captain. Upon acceptance into the FBI academy, Captain Scala resigned his commission, and entered the FBI Academy located on the United States Marine Corps Base at Quantico, Virginia; graduating and being appointed as a Special Agent of the FBI, in April of 1979. Mr. Scala served 15 years in the New York SWAT team, including the leadership of the Brooklyn-Queens team and Senior team leader for the New York Division from 1990-1995. His training included certifications as Rappel-Master, Tactical Instructor, Sniper, and Firearms instructor. He has participated in numerous SWAT operations, arrests, skyjackings and raids, including the Hell’s Angels HQ, the Atlanta Prison uprising, and the rescue of a mutinied oil tanker (Liberian-flagged, “Ypapanti”) in the Atlantic Ocean. In 1993, he led the raid on the Al-Qaeda bomb factory, where five terror operatives were arrested, and seized five explosive drums intended to destroy the United Nations, Federal Plaza, and the city’s tunnels. On May 10, 1998, Mr. Scala was selected as a Supervisory Special Agent for the Gambino La Cosa Nostra Squad (C-16). During his tenure, the squad successfully investigated and prosecuted the Mob infiltration of Wall Street, the New York Waterfront investigation, “Murder Incorporated,” labor racketeering, the NY Construction Industry, dismantlement of the Gambino family in NY and Sicily, the NBA referee case, and the largest consumers’ fraud ($1 billion) in US history, which involved the Mob’s infiltration of the internet, telecommunications, and banking industries. From 2003-2008, Mr. Scala developed and implemented the NY Office’s Leadership Development Program, which assisted relief supervisors develop excellence in leadership through mentoring, journalizing, “Best Practice” experiences, and accountability tools. The program was designed to be continuous, progressive, and measurable in assisting the FBI leaders maximize their leadership potential throughout their careers. Mr. Scala received his B.A. and M.B.A. in accounting from St. John’s University; he also earned an M.A. in Psychology from New York University.

CUSIP No. 583928106

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated to read as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,223,936 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,223,936 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

David Orr exercises voting and investment power over the 69,782 shares of Common Stock of the Issuer and the listed American-style call options to purchase 13,000 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 90,602 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

KORR Value holds American-style put options referencing an aggregate of 230,000 shares of Common Stock, which have an exercise price of $2.50 per share of Common Stock and expire on January 21, 2022. KORR Value holds American-style put options referencing an aggregate of 51,800 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on February 18, 2022.

CUSIP No. 583928106

David Orr holds listed American-style call options referencing an aggregate of 13,000 shares of Common Stock of the Issuer, which have an exercise price of $7.50 per share of Common Stock and expire on February 18, 2022. David Orr holds American-style put options referencing an aggregate of 70,000 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on January 21, 2022. David Orr also holds American-style put options referencing an aggregate of 10,000 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on February 18, 2022.

Jonathan Orr holds American-style put options referencing an aggregate of 10,000 Shares, which have an exercise price of $5.00 per share of Common Stock and expire on January 21, 2022.

On December 29, 2021, KORR Value entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, pursuant to which KORR Value has agreed to indemnify such Nominees against claims arising in connection with their nomination and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Press Release and Public Letter, dated January 3, 2022.
99.2	Form of Indemnification Letter Agreement.

CUSIP No. 583928106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 3, 2022

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr

CUSIP No. 583928106

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 31, 2021. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased (Sold)	Price
11/01/2021	Common Stock	(301)	$9.090
11/03/2021	Common Stock	(800)	$8.970
11/09/2021	Common Stock	(699)	$8.891
11/16/2021	Common Stock	(1)	$8.430
11/17/2021	Common Stock	1,800	$8.332
11/17/2021	Common Stock	(700)	$8.380
11/18/2021	Common Stock	(700)	$8.324
11/24/2021	Common Stock	100	$8.020
11/24/2021	Common Stock	100	$8.020
11/24/2021	Common Stock	100	$8.020
11/24/2021	Common Stock	300	$8.020
11/24/2021	Common Stock	100	$8.110
11/24/2021	Common Stock	462	$8.020
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.200
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.200
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.200
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.200
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.250
12/07/2021	Jan 21 ’22 $7.50 Put Options	10	$0.200
12/07/2021	Feb 18 ’22 $7.50 Put Option	18	$0.300
12/07/2021	Feb 18 ’22 $7.50 Put Option	300	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	8	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	8	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	85	$0.350

CUSIP No. 583928106

12/07/2021	Feb 18 ’22 $7.50 Put Option	50	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	11	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	10	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	50	$0.340
12/07/2021	Feb 18 ’22 $7.50 Put Option	50	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	172	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	6	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	30	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	100	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	100	$0.350
12/07/2021	Feb 18 ’22 $7.50 Put Option	180	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	21	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	25	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	14	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	250	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	40	$0.350
12/08/2021	Feb 18 ’22 $7.50 Put Option	40	$0.350
12/10/2021	Feb 18 ’22 $7.50 Put Option	19	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	29	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	29	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	49	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	49	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	49	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	23	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	20	$0.350

CUSIP No. 583928106

12/13/2021	Feb 18 ’22 $7.50 Put Option	17	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	17	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	17	$0.350
12/13/2021	Feb 18 ’22 $7.50 Put Option	14	$0.350
12/15/2021	Jan 21 ’22 $5.00 Put Options	100	$0.150
12/15/2021	Jan 21 ’22 $5.00 Put Options	100	$0.150
12/15/2021	Jan 21 ’22 $5.00 Put Options	100	$0.150
12/20/2021	Jan 21 ’22 $7.50 Put Options	10	$0.210
12/20/2021	Jan 21 ’22 $7.50 Put Options	10	$0.210
12/20/2021	Jan 21 ’22 $7.50 Put Options	10	$0.210
12/20/2021	Jan 21 ’22 $7.50 Put Options	10	$0.210
12/20/2021	Jan 21 ’22 $7.50 Put Options	100	$0.250
12/21/2021	Common Stock	89	$8.320
12/21/2021	Common Stock	100	$8.460
12/21/2021	Common Stock	100	$8.460
12/21/2021	Common Stock	100	$8.460
12/21/2021	Common Stock	100	$8.460
12/21/2021	Common Stock	100	$8.350
12/21/2021	Common Stock	100	$8.350
12/21/2021	Common Stock	100	$8.393
12/21/2021	Common Stock	100	$8.320
12/21/2021	Common Stock	1,000	$8.310
12/21/2021	Common Stock	1,000	$8.310
12/21/2021	Common Stock	1,000	$8.309
12/21/2021	Common Stock	1,947	$8.250
12/21/2021	Common Stock	100	$8.320
12/21/2021	Common Stock	500	$8.288
12/21/2021	Common Stock	239	$8.300
12/29/2021	Jan 21 ’22 $2.50 Put Options	100	$0.100
12/29/2021	Jan 21 ’22 $2.50 Put Options	100	$0.100
12/29/2021	Jan 21 ’22 $2.50 Put Options	100	$0.150
12/29/2021	Jan 21 ’22 $5.00 Put Options	(50)	$1.000
12/29/2021	Jan 21 ’22 $5.00 Put Options	(1)	$1.000

CUSIP No. 583928106

12/29/2021	Jan 21 ’22 $5.00 Put Options	(49)	$0.700
12/29/2021	Jan 21 ’22 $5.00 Put Options	(5)	$0.750
12/29/2021	Jan 21 ’22 $5.00 Put Options	(45)	$0.571
12/29/2021	Jan 21 ’22 $5.00 Put Options	(50)	$0.550
12/29/2021	Jan 21 ’22 $5.00 Put Options	(1)	$0.550
12/29/2021	Jan 21 ’22 $5.00 Put Options	(99)	$0.500
12/29/2021	Jan 21 ’22 $7.50 Put Options	(10)	$1.850
12/29/2021	Jan 21 ’22 $7.50 Put Options	(50)	$1.850
12/29/2021	Jan 21 ’22 $7.50 Put Options	(40)	$1.850
12/29/2021	Jan 21 ’22 $7.50 Put Options	(100)	$1.800
12/29/2021	Feb 18 ’22 $7.50 Put Option	(82)	$2.650
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$2.070
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$2.100
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$2.070
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.931
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$2.000
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(100)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(100)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(55)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(95)	$1.900
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950
12/29/2021	Feb 18 ’22 $7.50 Put Option	(50)	$1.950

12/31/2021	Jan 21 ’22 $2.50 Put Option	100	$0.099
12/31/2021	Jan 21 ’22 $2.50 Put Option	200	$0.100
12/31/2021	Jan 21 ’22 $2.50 Put Option	400	$0.100
12/31/2021	Jan 21 ’22 $2.50 Put Option	100	$0.099
12/31/2021	Jan 21 ’22 $2.50 Put Option	200	$0.100
12/31/2021	Feb 18 ’22 $7.50 Put Option	(1)	$2.100
12/31/2021	Feb 18 ’22 $7.50 Put Option	(100)	$2.050
12/31/2021	Feb 18 ’22 $7.50 Put Option	(99)	$2.050

CUSIP No. 583928106

David Orr

Date	Instrument Type	Quantity Purchased (Sold)	Price
11/01/2021	Common Stock	465	$9.450
11/01/2021	Common Stock	77	$10.000
11/01/2021	Common Stock	1	$9.800
11/01/2021	Common Stock	1	$9.600
11/01/2021	Common Stock	21	$9.500
11/03/2021	Common Stock	17	$9.100
11/04/2021	Common Stock	100	$8.980
12/21/2021	Jan 21 ’22 $7.50 Put Option	100	$0.250
12/21/2021	Jan 21 ’22 $7.50 Put Option	100	$0.250
12/21/2021	Jan 21 ’22 $7.50 Put Option	100	$0.250
12/22/2021	Jan 21 ’22 $7.50 Put Option	100	$0.250
12/27/2021	Jan 21 ’22 $7.50 Put Option	100	$0.200
12/27/2021	Jan 21 ’22 $7.50 Put Option	50	$0.200
12/31/2021	Feb 18 ’22 $5.00 Put Option	50	$0.600

Jonathan Orr

Date	Instrument Type	Quantity Purchased (Sold)	Price
11/08/2021	Common Stock	(400)	$8.978
11/22/2021	Common Stock	(500)	$8.200
11/26/2021	Common Stock	1,000	$7.994
11/26/2021	Common Stock	214	$7.990
11/26/2021	Common Stock	36	$7.950
11/26/2021	Common Stock	150	$7.984
11/26/2021	Common Stock	250	$7.980
11/26/2021	Common Stock	100	$7.953
11/26/2021	Common Stock	89	$7.950
11/26/2021	Common Stock	11	$7.945
11/26/2021	Common Stock	200	$7.960
11/26/2021	Common Stock	500	$7.970
11/26/2021	Common Stock	200	$7.970
11/29/2021	Common Stock	150	$7.990
11/29/2021	Common Stock	100	$7.999
11/29/2021	Common Stock	100	$7.999
11/29/2021	Common Stock	100	$7.998
11/29/2021	Common Stock	100	$7.989
11/30/2021	Common Stock	100	$7.999
11/30/2021	Common Stock	100	$8.150
12/01/2021	Common Stock	100	$7.930
12/01/2021	Common Stock	100	$7.799
12/02/2021	Common Stock	170	$8.150
12/02/2021	Common Stock	130	$8.250

CUSIP No. 583928106

12/02/2021	Common Stock	200	$8.220
12/03/2021	Common Stock	300	$8.560
12/06/2021	Common Stock	300	$8.505
12/07/2021	Common Stock	200	$8.499
12/07/2021	Common Stock	200	$8.420
12/08/2021	Common Stock	2	$8.600
12/09/2021	Common Stock	150	$8.600
12/09/2021	Common Stock	100	$8.600
12/10/2021	Common Stock	100	$8.600
12/10/2021	Common Stock	300	$8.600
12/10/2021	Common Stock	100	$8.500
12/10/2021	Common Stock	500	$8.499
12/13/2021	Common Stock	300	$8.753
12/14/2021	Common Stock	100	$8.600
12/15/2021	Common Stock	200	$8.589
12/15/2021	Common Stock	100	$8.378
12/16/2021	Common Stock	(164)	$8.342
12/16/2021	Common Stock	(36)	$8.340
12/16/2021	Common Stock	(200)	$8.262
12/16/2021	Common Stock	(200)	$8.400
12/16/2021	Common Stock	(200)	$8.400
12/31/2021	Jan 21 ’22 $5.00 Put Option	23	$0.440
12/31/2021	Jan 21 ’22 $5.00 Put Option	20	$0.440
12/31/2021	Jan 21 ’22 $5.00 Put Option	7	$0.400
12/31/2021	Common Stock	300	$5.930
12/31/2021	Common Stock	100	$5.950
12/31/2021	Common Stock	600	$5.950
12/31/2021	Common Stock	1,000	$5.910
12/31/2021	Common Stock	1,000	$5.890
12/31/2021	Common Stock	1,000	$5.840